Exhibit 2.1
PURCHASE AND SALE AGREEMENT
by and among
LINN ENERGY, LLC
as “Purchaser”
and
BLACKSAND ENERGY, LLC
as “Seller”

TABLE OF CONTENTS

Article I Definitions		1
1.1	Definitions	1

Article II Purchase and Sale		6
2.1	Purchase and Sale of Interests	6
2.2	Purchase Price	7
2.3	Performance Deposit	7
2.4	Due Diligence	7
2.5	Deliverables On the Closing Date	7
2.6	Effective Date and Closing	8
2.7	Exchange Contingent Payments	9
2.8	Purchase Price Allocation	9

Article III Representations and Warranties		9
3.1	Representations and Warranties of Seller	9
3.2	Representations and Warranties of Purchaser	10
3.3	Representations and Warranties of Seller Concerning the Companies	11

Article IV Disclaimer		16

Article V Covenants of Purchaser and Seller		17
5.1	General	17
5.2	Confidentiality	17
5.3	Transition Services Agreement	18
5.4	Aera Exchange Agreement	18
5.5	Public Announcements	18
5.6	Tax Matters	18
5.7	Prorated Revenues and Expenses Related to the Properties	18

Article VI Covenants of Seller		19
6.1	Operations	19
6.2	Contracts	19
6.3	Defaults	19
6.4	Indebtedness	19
6.5	Hedge Positions	19
6.6	Bank Accounts	19

Article VII Covenants of Purchaser		20
7.1	Return of Data	20
7.2	Efforts	20
7.3	Assumption	20
7.4	Letters of Credit	20

Article VIII Conditions of Seller To Closing		20
8.1	Representations	20
8.2	Performance	20
8.3	Officer’s Certificate	20
8.4	Governmental Consents	20
8.5	Pending Matters	21

8.6	Transition Services Agreement	21

Article IX Conditions of Purchaser to Closing		21
9.1	Representations	21
9.2	Performance	21
9.3	Officer’s Certificate	21
9.4	Satisfaction of Indebtedness	21
9.5	Termination of Master ISDA Agreement	21
9.6	Governmental Consents	21
9.7	Pending Matters	22
9.8	Transition Services Agreement	22
9.9	No Material Adverse Effect	22
9.10	Management Services Agreement	22

Article X Indemnification		22
10.1	Survival of Representations, Warranties and Covenants	22
10.2	Indemnification Provisions for Seller’s and the Companies’ Benefit	22
10.3	Indemnification Claim Procedures	22
10.4	Indemnification Despite Negligence	23
10.5	Limitations on Damages	23

Article XI Termination; Remedies		23
11.1	Termination	23
11.2	Remedies	25

Article XII Miscellaneous		25
12.1	Entire Agreement	25
12.2	No Third Party Beneficiary	25
12.3	Assignment; Binding Effect	26
12.4	Notices	26
12.5	Specific Performance; Dispute Resolution	27
12.6	Headings	28
12.7	Governing Law	28
12.8	Amendment; Extensions; Waivers	28
12.9	Severability	29
12.10	DTPA	29
12.11	Expenses	29
12.12	Counterparts; Effectiveness	29
12.13	Construction	29
12.14	Change of Name	30
12.15	Schedules	30
ii

PURCHASE AND SALE AGREEMENT
     This PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into as of July 19, 2006, by and among Linn Energy, LLC, a Delaware limited liability company (“Purchaser”), and Blacksand Energy, LLC, a Delaware limited liability company (“Seller”). Purchaser and Seller may be referred to herein individually as a “Party” and collectively as the “Parties.”
RECITALS
     A. Seller (i) owns, directly or indirectly, all the limited liability company interests (the “Interests”) in Blacksand Acquisition, LLC, a Delaware limited liability company (“Blacksand Acquisition”), Blacksand GP, LLC, a Delaware limited liability company (“Blacksand GP”), and Blacksand Brea, LLC, a Delaware limited liability company (“Blacksand Brea”), and all the partnership interests in Blacksand Partners, LP, a Texas limited partnership (“Blacksand Partners, and together with Blacksand Acquisition, Blacksand GP and Blacksand Brea sometimes collectively referred to herein as, the “Companies” and each individually, a “Company”), through which Seller holds all of its mineral interests and associated assets in the Brea Olinda Field in Orange County California (the “Properties”), and (ii) is a party to the Limited Liability Company Agreements of Blacksand Acquisition, Blacksand GP and Blacksand Brea (the “Company Agreements”).
     B. Subject to the terms and conditions set forth in this Agreement, the Seller will sell to the Purchaser, and the Purchaser will purchase and acquire from the Seller, the Interests in the Companies, and the Purchaser will pay to the Seller the consideration described in this Agreement (the “Transaction”).
     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties hereto agree as follows:
ARTICLE I
DEFINITIONS
1.1 Definitions.
     “Action” shall have the meaning given to it in Section 3.1(B).
     “Aera” shall have the meaning given to it in Section 5.4.
     “AFE” means an Authority for Expenditure in the form customarily used in the oil and gas industry setting forth the estimated costs of drilling, testing, logging and completing an oil or gas well or the estimated costs of another operation in respect of an oil or gas well.
     “Affiliate” shall mean any corporation, limited liability company, partnership, trust, company, unincorporated entity or other legal entity which directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the legal entity specified, for which purposes “control” means the beneficial ownership of fifty percent (50%) or more of the voting interests of a legal entity or of the equivalent rights to determine the decision of such legal entity.
     “Agreement” shall have the meaning given to it in the Preamble.
     “Balance Sheet Date” shall have the meaning given to it in Section 3.3(D).
     “Blacksand Acquisition” shall have the meaning given to it in the Recitals.
     “Blacksand Brea” shall have the meaning given to it in the Recitals.
     “Blacksand Energy” shall have the meaning given to it in Section 5.3.
     “Blacksand GP” shall have the meaning given to it in the Recitals.
     “Blacksand Partners” shall have the meaning given to it in the Recitals.
     “Breach Threshold Amount” shall have the meaning given to it in Section 2.4.
     “Closing” shall have the meaning given to it in Section 2.6(D).
     “Closing Date” shall have the meaning given to it in Section 2.6(D).
     “Closing Purchase Price” shall have the meaning given to it in Section 2.2.
     “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.
     “Companies” and “Company” shall have the meaning given to them in the Recitals.
     “Company Agreements” shall have the meaning given to it in the Recitals.
     “Confidential Information” shall have the meaning given to it in Section 5.2.
     “Contingent Interest” shall mean an interest in revenues less operating expenses, but before any payments are made for capital improvements.
     “Contingent Payments” shall have the meaning given to it in Schedule 5.4.
     “Contract” shall have the meaning given to it in Section 3.1(D).
     “Damages” shall have the meaning given to it in Section 10.2.
     “Effective Date” shall mean the Closing Date.
     “Employee Benefit Plans” means (A) “employee benefit plans,” as such term is defined in Section 3(3) of ERISA (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA) and (B) all personnel policies, stock option plans, collective bargaining agreements, bonus plans or arrangements, incentive award plans or arrangements, vacation policies, severance pay plans, policies or agreements, retention or change in control plans, policies or agreements, deferred compensation agreements or arrangements, executive compensation or supplemental income arrangements, consulting agreements, employment agreements or other employee benefit plans, agreements, arrangements, programs, practices or understandings which are not described in clause (A) of this definition.
     “Encumbrance” shall mean any security interest, deed of trust, mortgage, debenture, option, pledge, hypothecation, charge, lien (statutory or other, including any construction, mechanics, supplier’s or repairer’s lien), Intellectual Property rights, restrictive covenant, easement, right-of-way, Order, Contract, community property interest, equitable interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.
     “Environmental Claim” means any claim, loss, cost, expense, liability, penalty or damage arising, incurred or otherwise asserted pursuant to any Environmental Law.
     “Environmental Law” means any and all Laws pertaining to pollution, protection of human health or the environment, or workplace health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; and all similar Laws of any Governmental Authority having jurisdiction over the Companies or their properties or operations, and all amendments to such Laws and all regulations implementing any of the foregoing.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means, with respect to any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or section 4001(b)(1) of ERISA that includes such entity, or that is a member of the same controlled group as such entity pursuant to Section 4001(a)(14) of ERISA.
     “Exchange” shall have the meaning given to it in Section 5.4.
     “Exchange Contingent Payments” shall have the meaning given to it in Section 5.4.
     “Exchange Properties” shall have the meaning given to it in Schedule 5.4.
     “Financial Statements” shall have the meaning given to it in Section 3.3(D).
     “Governmental Authority” shall mean any federal, state, county, municipal or other governmental authority, any political subdivision of any of the foregoing, or any governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body or entity.

     “Hazardous Material” means and includes each substance defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law and any petroleum or petroleum products that have been Released into the environment.
     “Hedge Adjustment Amount” shall mean the difference (positive or negative) between (i) the amount calculated by Wells Fargo Bank, NA in order for Seller to fully satisfy and terminate its obligations under the ISDA Master Agreement and (ii) $65,137,000.00.
     “Hedge Obligations” shall mean all rights, titles and interests of Seller (and all of the Companies) in and to any swap, collar, floor, cap, option or other contract or agreement (including sales contracts with known prices) which is intended to reduce or eliminate the risk of fluctuations in the price of oil, gas and/or minerals, to the extent, and only to the extent, such rights, titles and interests in such agreements are related to the Properties (collectively the “Hedge Obligations”).
     “Hydrocarbons” means all crude oil, natural gas, condensate, distillate, natural gasoline, natural gas liquids, plant products, refined petroleum products, other liquid or gaseous hydrocarbons (including, without limitation, coalbed methane), sulphur, other gases (including, without limitation, hydrogen and carbon dioxide), and every other mineral or substance, or any of them.
     “Indebtedness” means for any Person (i) indebtedness for borrowed money, including any obligation to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit; (ii) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable arising, and accrued expenses incurred, in the ordinary course of business; (iii) indebtedness for borrowed money of others secured by an Encumbrance on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person; (iv) capital lease obligations of such Person or (v) any guarantee with respect to Indebtedness of another Person.
     “Indemnification Claim” shall have the meaning given to it in Section 10.3(A).
     “Indemnified Party” shall have the meaning given to it in Section 10.3(A).
     “Indemnitor” shall have the meaning given to it in Section 10.3(A).
     “Intellectual Property” shall have the meaning given to it in Section 3.3(J).
     “Interests” shall have the meaning given to it in the Recitals.
     “Interim Financial Statements” shall have the meaning given to it in Section 3.3(D).
     “Interim Period” shall have the meaning given to it in Section 6.1.
     “IRS” means the Internal Revenue Service.
     “ISDA Master Agreement” shall have the meaning given to it in Section 3.3(P).

     “Knowledge” shall mean the actual knowledge (excluding any imputed, implied or constructive knowledge) by Seller’s and each Company’s Managers of any relevant fact, circumstance, event or condition.
     “Laws” shall mean all statutes, regulations, conventions, treaties, protocols, by-laws, statutory orders, ministerial orders, governmental approvals, requisitions, rules, codes or specifications (and interpretations thereof), including those having application to the Parties and the Transaction; all as of the Effective Date and at any time thereafter in effect, and all as enacted, issued, promulgated, made, adopted or interpreted by any Governmental Authority, as amended, renewed and/or varied from time to time.
     “Leases” shall mean the oil, gas and mineral leases that any Company has obtained in connection with the Properties.
     “Managers” shall mean those persons designated as managers of the Seller in its Limited Liability Company Agreement or each relevant Company in its respective Company Agreement.
     “Material Adverse Effect” means any circumstance, change, effect, event or occurrence which (i) could reasonably be expected to have a material adverse effect on the business, properties, assets, condition, liabilities, obligations, or results of operations of the Companies, (ii) impairs the ability of a party to complete the transaction contemplated herein or to perform its obligations hereunder or (iii) would materially and adversely impact the Purchaser’s ability to conduct the business of the Companies in substantially the same manner as conducted as of the date hereof except to the extent resulting from or arising in connection with (a) changes or conditions affecting the oil and natural gas exploration and production industry generally (including, without limitation, changes in world, national or regional market prices for oil, gas, condensate, natural gas liquids or electricity, or any suspension of or limitations in world, national or regional markets for these commodities), (b) changes in economic, regulatory or political conditions generally, (c) changes in Laws, or (d) depletion of oil, condensate or natural gas reserves in the Ordinary Course of Business.
     “Material Contracts” shall have the meaning given to it in Section 3.3(K).
     “Members” shall mean those persons designated as members of the Seller in its Limited Liability Company Agreement or each relevant Company in its respective Company Agreement.
     “Most Recent Balance Sheet” shall have the meaning given to it in Section 3.3(D).
     “Order” shall have the meaning given to it in Section 3.1(D).
     “Ordinary Course of Business” shall have the meaning given to it in Section 3.3(E).
     “Party” or “Parties” shall have the meaning given to it in the Preamble.
     “Performance Deposit” shall have the meaning given to it in Section 2.3.

     “Person” shall mean any individual, corporation, partnership, limited liability entity, joint venture, association, joint-stock company, trust, enterprise, unincorporated organization, or Governmental Authority.
     “Present ERISA Affiliates” shall have the meaning given to it in Section 3.3(N).
     “Properties” shall have the meaning given to it in the Recitals and as more fully described on Schedule 3.3(I).
     “Purchase Price” shall mean the Closing Purchase Price and the Exchange Contingent Payments.
     “Purchaser” shall have the meaning given to it in the Preamble.
     “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.
     “SEC” means the United States Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Seller” shall have the meaning given to it in the Preamble.
     “Service Agreement” shall have the meaning given to it in Section 5.3.
     “Taxes” shall have the meaning given to it in Section 3.3(H).
     “Third-Party Encumbrances” shall have the meaning given to it in Section 2.5(B).
     “Third-Party Payment Amounts” shall have the meaning given to it in Section 2.5(B).
     “Transaction” shall have the meaning given to it in the Recitals.
     “Transaction Documents” shall have the meaning given to it in Section 3.1(C).
     “Treasury Regulations” means the U.S. federal income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
ARTICLE II
PURCHASE AND SALE
2.1	Purchase and Sale of Interests. On the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell and deliver to Purchaser, and Purchaser agrees to purchase and acquire from Seller, the Interests, free and clear of any Encumbrances of any kind.

2.2	Purchase Price(A) . In consideration of the sale of the Interests to Purchaser, (i) Purchaser shall pay to Seller at the Closing, by wire transfer or delivery of other immediately available funds, TWO HUNDRED NINETY ONE MILLION DOLLARS AND 0/100 CENTS ($291,000,000.00), increased by any positive Hedge Adjustment Amount or decreased by any negative Hedge Adjustment Amount (the “Closing Purchase Price”) and (ii) Purchaser shall pay to Seller the Exchange Contingent Payments at the times set forth in, and subject to the provisions of, Section 2.7 herein.

2.3	Performance Deposit. As evidence of good faith intentions to consummate the Transaction, contemporaneously with the execution of this Agreement, Purchaser has tendered to Seller a cash performance deposit in the amount of FOURTEEN MILLION FIVE HUNDRED THOUSAND DOLLARS AND 0/100 CENTS ($14,500,000.00) (the “Performance Deposit”). Upon execution of this Agreement, Purchaser shall cause the Performance Deposit to be delivered to Seller by wire transfer or delivery of other immediately available funds. In the event of Closing, the Performance Deposit shall be retained by Seller and credited against the Purchase Price payable by Purchaser hereunder.

2.4	Due Diligence. On or before the Closing Date, the Seller shall permit, and will cause each Company to permit, Purchaser or its representatives to have full access, during reasonable business hours, to all books, records, Contracts and documents pertaining to the Interests or relating to the assets, obligations and liabilities of the Companies. Purchaser shall have until July 26, 2006 to complete its due diligence review. Notwithstanding any other provision of this Agreement, if, prior to the Closing Date, in performing its due diligence review, (i) Purchaser discovers one or more breaches of Seller’s or the Companies’ representations and warranties set forth in Sections 3.1 and 3.3, respectively, that would reduce the value of the Companies and result in Damages to Purchaser that in the aggregate would exceed $30,000,000.00 (the “Breach Threshold Amount”) and (ii) Seller is unable to cure all or a portion of such breaches prior to the Closing Date such that the aggregate value of the breaches still exceed the Breach Threshold Amount, then Purchaser shall have the right to terminate this Agreement and be refunded the Performance Deposit pursuant to the terms of Section 11.2(B).

2.5	Deliverables On the Closing Date.
(A) Seller shall deliver, or cause to be delivered, to Purchaser (i) an Assignment of Interest in Limited Liability Company from Seller to Purchaser for each Company, substantially in the form of Schedule 2.5(A)(i), (ii) a consent, duly executed by the then current Members of Seller, consenting to the conveyance, sale and transfer of the Interests to Purchaser, (iii) the certificate and other items described in Article IX (Conditions to Closing), (iv) the Services Agreement, (v) releases of all Encumbrances against the Properties, (vi) Schedule 2.8 in final form, and (vii) all other documents reasonably necessary to consummate the Transactions.
(B) Purchaser shall deliver, or cause to be delivered, to Seller (i) by wire transfer to an account designated (with such designated account information provided to Purchaser at least three (3) business days prior to Closing) by Seller in a bank located in the United

States, an amount equal to the Closing Purchase Price less the Third-Party Payment Amount (for purposes hereof, the term “Third-Party Payment Amounts” is defined as the amount (to be provided by Seller to Purchaser in writing not less than three (3) business days prior to Closing) equal to the aggregate amount necessary to fully repay and satisfy all Indebtedness owed to third parties possessing a valid Encumbrance against the Properties, as necessary to obtain the release of such Encumbrance (“Third-Party Encumbrances”); and at Closing, Purchaser shall (and Seller hereby directs Purchaser) pay the Third-Party Payment Amounts as directed by the respective holders of the Third Party Encumbrances to payoff the Indebtedness in order to obtain a release of such Third-Party Encumbrances; (ii) the certificate and other items described in Article VIII (Conditions to Closing), (iii) an Assignment of Interest in Limited Liability Company from Seller to Purchaser for each Company, substantially in the form of Schedule 2.5(A)(i), (iv) the Services Agreement, (v) Schedule 2.8 in final form, and (vi) all other documents reasonably necessary to consummate the Transaction.
2.6	Effective Date and Closing.
(A) Title and possession of the Interests shall be transferred from Seller to Purchaser on the Effective Date. All proceeds, but not limited to, proceeds held in suspense or escrow accounts and proceeds received after the Effective Date related to the production of Hydrocarbons prior to the Effective Date attributable to the Properties (including any Hydrocarbons in tanks and pipelines on the Effective Date) shall belong to Seller. If Purchaser receives such proceeds belonging to Seller after the Effective Time, Purchaser will account to Seller for such proceeds at the same price Purchaser received for the production in accordance with its existing product purchase and sale contracts.
(B) All proceeds attributable to the Properties and accruing to the period on and after the Effective Date shall belong to Purchaser. If Seller or an Affiliate of Seller has received proceeds belonging to the Purchaser after the Effective Date, Seller or its Affiliate will account to Purchaser for such proceeds at the same price Seller or its Affiliate received for the production in accordance with its existing product purchase and sale contracts.
(C) Except as otherwise provided in this Agreement, all costs, expenses, disbursements and other similar items attributable to the Properties prior to the Effective Date (including the portion of current period ad valorem property taxes pro rated on a daily basis through the Effective Date) shall be the obligation of the Seller and Affiliates, and the Seller or an Affiliate shall promptly pay, or if paid by the Purchaser, promptly reimburse Purchaser for the same. Conversely, all costs, expenses, disbursements and other similar items attributable to the Properties on and subsequent to the Effective Date (including the portion of current period ad valorem property taxes pro rated on a daily basis through the Effective Date) shall be the obligation of the Purchaser, and the Purchaser shall promptly pay, or if paid by the Seller or an Affiliate of Seller, promptly reimburse such party for the same.
(D) Subject to the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) and subject to the other terms and provisions hereof, the closing of the Transaction (the “Closing”) shall take place at the offices of Akin, Gump, Strauss, Hauer & Feld, L.L.P., 1111 Louisiana, 44th Floor, Houston, Texas 77002, commencing at 9 a.m. local time on July 31, 2006 or such other date as Purchaser and Seller may mutually determine (the “Closing Date”).
2.7	Exchange Contingent Payments. If, prior to December 31, 2006, Seller consummates the Exchange with Aera, Purchaser shall pay to Seller, by wire transfer or delivery of other immediately available funds when due according to Schedule 5.4, the Exchange Contingent Payments.

2.8	Purchase Price Allocation. Purchaser and Seller agree that the sale of the Interests are subject to Section 1060 of the Code. The Parties hereto agree to (i) allocate the Closing Purchase Price in accordance with the allocation schedule attached as Schedule 2.8 hereto and deliver a completed Schedule 2.8 to each other at Closing, (ii) treat and report the Transaction in all respects consistent with Schedule 2.8 for purposes of any federal income taxes, and (iii) not take any action inconsistent with such obligations. Purchaser and Seller shall duly prepare and timely file such reports and information returns as may be prescribed under Section 1060 of the Code, including Form 8594, and any similar returns or reports required under other applicable Law in accordance with Schedule 2.8.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
3.1	Representations and Warranties of Seller. Seller represents and warrants to Purchaser as follows:
(A) Title to Interests. Seller is the lawful owner, beneficially and of record of the Interests, free and clear of any Encumbrance of any kind or nature. Seller has full power and authority to transfer the Interests to Purchaser.
(B) Status of Seller. Seller is an entity duly created, formed or organized, validly existing, and in good standing under the Laws of the jurisdiction of its creation, formation, or organization. There is no pending or threatened action, suit, arbitration, mediation, investigation or similar proceeding (or basis therefor) (an “Action”) for the dissolution, liquidation, insolvency, or rehabilitation of Seller.
(C) Power and Authority; Enforceability. Seller has the entity power and authority necessary to execute, deliver, perform and consummate this Agreement and any related document or writing and each amendment or supplement to any of the foregoing (including this Agreement, the “Transaction Documents”). Seller has taken all actions necessary to authorize the execution and delivery of this Agreement. This Agreement has been duly authorized, executed, delivered by, and is binding upon and enforceable against the Seller.
(D) No Violations. The execution, delivery, performance and consummation of this Agreement by Seller will not (i) breach any Laws to which Seller is subject to or any provision of its organizational documents, (ii) breach any contract, agreement, arrangement, commitment, instrument, document or similar understanding (whether written or oral) (“Contract”), including leases, subleases, and the Company Agreements, to which Seller is a party or by which Seller is bound or to which Seller’s assets are subject, (iii) violate any order, ruling, decision, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority or arbitrator (an “Order”), or (iv) result in the imposition of any Encumbrances upon any assets (including the Interests) owned by Seller.
(E) Brokers. Seller has no liability or obligation, contingent or otherwise, to pay any compensation to any broker, finder or agent with respect to the Transaction and for which Purchaser could become directly or indirectly liable.
3.2	Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as follows:
(A) Status of Purchaser. Purchaser is an entity duly created, formed or organized, validly existing, and in good standing under the Laws of the jurisdiction of its creation, formation, or organization. There is no pending or threatened Action (or basis therefor) for the dissolution, liquidation, insolvency, or rehabilitation of Purchaser.
(B) Power and Authority; Enforceability. Purchaser has the entity power and authority necessary to execute, deliver, perform and consummate this Agreement. Purchaser has taken all actions necessary to authorize the execution and delivery of this Agreement. This Agreement has been duly authorized, executed, delivered by, and is binding upon and enforceable against Purchaser.
(C) No Violations. The execution, delivery, performance and consummation of this Agreement by Purchaser will not (i) breach any Law to which Purchaser is subject or any provision of its organizational documents, (ii) breach any Contract or Order to which Purchaser is a party or by which Purchaser is bound or to which any of Purchaser’s assets are subject, or (iii) require any consent under any Contract, Order or Laws.
(D) Brokers. Purchaser has no liability or obligation, contingent or otherwise, to pay any compensation to any broker, finder or agent with respect to the Transaction and for which Seller could become directly or indirectly liable.
(E) Financing. Purchaser has, and at the Closing will have, such funds as are necessary for the consummation by it of the Transaction.
(F) Investment Experience. Purchaser acknowledges that it can bear the economic risk of its investment in the Interests, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Interests.
(G) Restricted Securities Purchaser understands that the Interests will not have been registered pursuant to the Securities Act or any applicable state securities laws, that the Interests will be characterized as “restricted securities” under federal securities laws, and that under such laws and applicable regulations the Interests cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.
(H) Accredited Investor; Investment Intent. Purchaser is an accredited investor as defined in Regulation D under the Securities Act. Purchaser is acquiring the Interests for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except in compliance with applicable federal and state securities laws.
(I) Independent Evaluation. Seller is an experienced and knowledgeable investor in the oil and gas business and the business of owning and operating oil, gas and mineral properties. Purchaser has had access to the Properties, the Managers, officers, consultants and other representatives of the Seller and the Companies, and the books, records, and files of the Seller and the Companies relating to the Properties. In making the decision to enter into this Agreement and to consummate the Transaction, Purchaser has relied only on (i) the basis of its own independent due diligence investigation of the Properties, and (ii) the representations and warranties made by the Seller and the Companies in Sections 3.1 and 3.3, respectively, and has been advised by and has relied solely on its own expertise and legal, land, tax, reservoir engineering, and other professional counsel concerning this Transaction, the Properties, and the value thereof.
3.3	Representations and Warranties of Seller Concerning the Companies. Seller represents and warrants to Purchaser as follows:
(A) Status of Companies. Blacksand Acquisition, Blacksand GP and Blacksand Brea are limited liability companies duly organized, validly existing, and in good standing under the laws of the State of Delaware. Blacksand Partners is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Texas. Each Company (i) is duly qualified to do business as a limited liability company or limited partnership, as the case may be, and is in good standing under the Laws of each jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, (ii) has the relevant entity power and authority necessary to own or lease its properties and to carry on its businesses as currently conducted, and (iii) is not in breach or violation of, or default under, any provision of its organizational documents.
(B) Capitalization. All of the interests in the Companies have been duly authorized, validly issued, fully paid and nonassessable (to the extent allowed by Law) in accordance with their respective organizational documents.
(C) Records. Copies of the Companies’ organizational documents that were provided to Purchaser are in all material respects accurate and complete and reflect all amendments made through the Closing Date. The Companies’ other records made available to Purchaser for review were in all material respects correct and complete as of the date of such review.

(D) Financial Statements. Set forth on Schedule 3.3 (D) are the following financial statements (the “Financial Statements”): (a) (i) audited balance sheets and statements of income, changes in partners’ equity and cash flow for Blacksand Partners as of and for the fiscal years ended December 31, 2003 and 2004 and (ii) audited balance sheets and statements of income, changes in Members’ equity and cash flow for the Companies on a consolidated basis as of and for the fiscal year ended December 31, 2005; and (b) unaudited balance sheet (the “Most Recent Balance Sheet”) and statements of income, changes in Members’ equity and cash flow for the Companies on a consolidated basis (the “Interim Financial Statements”) as of and for the three (3) months ended March 31, 2006 (the “Balance Sheet Date”). The Financial Statements have been prepared on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Companies on a consolidated basis as of such dates and the results of operations and cash flow of the Companies on a consolidated basis for such periods; provided, however, that the Interim Financial Statements are subject to normal non-material year-end adjustments and lack of footnotes. The Financial Statements are correct, complete and consistent with the books and records of the Companies.
(E) Subsequent Events. Except as set forth in Schedule 3.3(E), since the Balance Sheet Date, each Company has operated in the ordinary course of business consistent with past custom and practice (including with respect to quantity, quality and frequency) (“Ordinary Course of Business”), and, from the Balance Sheet Date to the Closing Date, there have been no events, series of events, or the lack of occurrence thereof that, singularly or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.
(F) No Undisclosed Liabilities. The Companies do not have any liability or obligation in excess of One Million Dollars ($1,000,000.00) in the aggregate (and there is no basis for any present or future Action against a Company giving rise to any liability or obligation), except for (i) liabilities reflected or reserved against on the Most Recent Balance Sheet (rather than disclosed in any notes thereto) and not paid or discharged prior to Closing and (ii) liabilities arising after the Balance Sheet Date in the Company’s Ordinary Course of Business which, individually or in the aggregate, are not material and are of the same character and nature as the liabilities and obligations reflected or reserved against on the Most Recent Balance Sheet (rather than disclosed in any notes thereto) and which do not (a) result from or relate to any tort, infringement, breach, violation of or default under any Law, Order or Contract or (b) arise out of any Action or Order.
(G) Legal Compliance. No Company or any of its predecessors and Affiliates either is in violation of any applicable Law, rule, regulation, judgment, injunction, Order or decree.
(H) Taxes. Each Company is not subject to any liability or obligation for any federal, state, local, or foreign income, gross receipts, value added, license, payroll, employment, excise, occupation, customs, ad valorem, duties, franchise, withholding, social security, unemployment, real property, personal property, sales, use, transfer, registration, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not (“Taxes”), including Taxes relating to periods or portions thereof ending on the Effective Date, other than those reflected or reserved against on the Most Recent Balance Sheet (rather than disclosed in any notes thereto) or those incurred since the Balance Sheet Date in the Company’s Ordinary Course of Business. Each Company has filed when due all required Tax reports and returns in connection with and in respect of its business, assets and employees, and has timely paid and discharged all amounts shown as due thereon. All such Tax returns are true and complete in all material respects. Seller and each Company have made available to Purchaser accurate and complete copies of all of the Company’s Tax reports and returns for all periods, except those periods for which returns are not yet due. There are no, and there is no basis for any, pending or threatened claims, assessments, notices, deficiencies or audits with respect to any Taxes owed or allegedly owed by any Company. None of the Tax reports and returns filed by any Company has been audited or subject to an audit. Each Company has not received any notice of any Tax deficiency outstanding, proposed or assessed against or allocable to it, and has not executed any waiver of any statute of limitations on the assessment or collection of any Tax or executed or filed with any Governmental Authority any Contract now in effect extending the period for assessment or collection of any Taxes against it. Each Company has not received written notice of a claim made by any taxing authority in a jurisdiction where such entity does not file Tax returns that such entity is or may be subject to Tax in such jurisdiction. Schedule 3.3(H) sets forth a list of states, territories and jurisdictions (whether foreign or domestic) in which the Companies file Tax returns. No claim has been made by a taxing authority in a jurisdiction where such entity does not file a return that it is subject to Tax in that jurisdiction and no such entity is required to file Tax returns in any jurisdiction other than those set forth in Schedule 3.3(H). Each Company will not be required to make any adjustments with respect to a change in Tax accounting methods and no such entity has proposed such adjustment or received written notice that the IRS or another tax authority has proposed such adjustment. Each Company has not deferred income reportable for a current Tax period (or portion thereof) or a period (or portion thereof) beginning after the Closing Date but that is attributable to a transaction (e.g., an installment sale) occurring in a period (or portion thereof) ending on or before the Closing Date. Each Company has not consummated or entered into or is currently participating in any transaction that was or is a “tax shelter”, “listed transaction”, or “reportable transaction” as defined in Sections 6662, 6662A, 6011, 6012, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder, including, but not limited to, a transaction that would be reportable under Treasury Regulation section 1.6011-4. Except for taxes incurred but not yet due, there are no Encumbrances for Taxes upon, or pending or threatened against, any Company. Each Company is not subject to any Tax allocation or sharing Contract. Each Company (i) has not been a member of an “affiliated group” filing a consolidated federal income Tax return and (ii) has no liability or obligation for the Taxes of any other person under the Code or any regulations promulgated thereunder, as a transferee or successor, by Contract, or otherwise.
(I) Property; Title. Schedule 3.3(I) describes (a) all personal property owned by each Company related to its business and operations and (b) the Properties, including (i) all real property which each Company owns, leases, operates or subleases in each case specifying the ownership or other interest of each Company in such real property and (ii) all oil and gas leases and fee interests in oil and gas in which each Company has an interest (each a “Lease”). Each Company has good and marketable title to all of its interests in the Properties, as reflected on Schedule 3.3(I), and the right to convey the Properties free and clear of any and all liens, mortgages, pledges, claims, charges, options, defects, preferential purchase rights, requirements for consent to assignment or other encumbrances.
(J) Intellectual Property. As used in this Agreement, “Intellectual Property” means any rights, licenses, charges, Encumbrances, equities and other claims that any person may have to claim ownership, authorship or invention of, to use, to object to or prevent the modification of or to withdraw from circulation or control the publication or distribution of, any: (i) copyrights in both published works and unpublished works, (ii) fictitious business names, trading names, corporate names, registered and unregistered trademarks, service marks and applications, (iii) any (a) patents and patent applications and (b) business methods, inventions and discoveries that may be patentable, (iv) computer software or middleware and (v) know-how, trade secrets, confidential information, customer lists, software (source code and object code), technical information, data, process technology, plans, drawings and blue prints. Except as set forth in Schedule 3.3(J), each Company owns, or possesses legally enforceable rights to use, all Intellectual Property used in its business as currently, or as currently proposed to be, conducted by the Company. Each Company’s use of the Intellectual Property in its business as currently conducted (and the operation of its business) does not, and the use of such Intellectual Property by the Company and its Affiliates after Closing will not, infringe, violate or constitute misappropriation of any rights any other person owns or holds.
(K) Contracts. Schedule 3.3(K) lists the following Contracts to which one or more of the Companies are a party and which relate to the ownership operation, use maintenance and use of the Properties, other than oil, gas and mineral leases (the “Material Contracts”). Except as provided for in one or more of the Material Contracts, there are no Contracts: (i) that can reasonably be expected to result in aggregate payments by the Companies of more than One Million Dollars ($1,000,000.00), (ii) that is not terminable without penalty on sixty (60) days or fewer notice during the current or any subsequent calendar year, (iii) that is an indenture, mortgage, loan, credit, sale-leasebacks or similar financial agreement representing indebtedness for borrowed monies where the Company is a borrower or a guarantor, (iv) that constitutes a lease under which the Company is the lessor or the lessee of real or personal property which lease (a) cannot be terminated by the Company without penalty upon sixty (60) days or fewer notice and (b) involves an annual base rental of more than One Million Dollars ($1,000,000.00), or (v) that contains an area of mutual interest provision or restriction on the acquisition of mineral interests or other similar provisions that would be binding upon Purchaser after Closing. The copies of such Material Contracts provided to Purchaser are true and complete. Each Material Contract is legal, valid and enforceable.
(L) Litigation. Schedule 3.3(L) sets forth each instance in which a Company (i) is subject to any outstanding Order or (ii) is a party to, the subject of or, to the Company’s Knowledge, threatened to be made a party to or the subject of, any Action.

(M) Insurance. Schedule 3.3(M) sets forth a complete list of all insurance policies covering each Company and the coverage provided by each policy. Such insurance coverages are currently in full force and effect and will remain in full force and effect until Closing, at which time such coverages shall either: (i) be terminated by Seller as to the Companies; or (ii) to the extent possible, be assumed by Purchaser for the term of the coverages assumed, at Purchaser’s sole cost and expense, and with no cost, expense, liability or continuing obligation of Seller.
(N) Labor; Employee Benefit Matters. (i) The Companies have no and have never had any employees; (ii) the Companies do not sponsor, maintain or contribute to, and have not at any time sponsored, maintained or contributed to, any Employee Benefit Plans; (iii) Seller, the Companies, and their respective ERISA Affiliates (but not including any entities that are not presently ERISA Affiliates of Seller; such ERISA Affiliates, the “Present ERISA Affiliates”) do not sponsor, maintain or contribute to and have no obligation to contribute to, and have not in any time within six (6) years prior to the Closing Date sponsored, maintained or contributed to or had an obligation to contribute to, and no Employee Benefit Plan that is or has been sponsored, maintained or contributed to by Seller or any of its Present ERISA Affiliates is, (A) a multiemployer plan within the meaning of Section 3(37) of ERISA or (B) any plan subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code that could reasonably result in any Material Controlled Group Liability of Seller, the Companies or their respective Present ERISA Affiliates; and (iii) to Seller’s and each Company Manager’s Knowledge, there does not now exist, nor do any circumstances exist, in either case specifically with respect to assets acquired from Brea Fields LLC, a California limited liability company, Tonner Canyon LLC, a Delaware limited liability company, Brea Cañon Oil Co., Inc., a California corporation, Brea Hills LLC, a California limited liability company and Nuevo Energy Company, a Delaware corporation, that could reasonably result in, any Material Controlled Group Liability. As used in the preceding sentence, the term “Material Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under section 302 of ERISA, and (C) under sections 412 and 4971 of the Code that are material and could reasonably become liabilities of Purchaser, the Companies and their respective Present ERISA Affiliates or that could reasonably result in the imposition of a lien upon any of their assets. Nothwithstanding anything else provided for in this Section 3.3(N), Seller shall not be liable to Purchaser or its Affiliates for an amount in excess of $800,000 in the aggregate relating to any liability associated with a breach of any or all of Seller’s representations and warranties contained in this Section 3.3(N).
(O) Permits. Each Company possesses all permits required to be obtained for its businesses and operations and Schedule 3.3(O) sets forth a list of all such permits. Except as set forth in Schedule 3.3(O), with respect to each such permit: (i) it is valid, subsisting and in full force and effect; (ii) there are no violations of such permit; and (iii) each Company has not received any notice that such permit will not be renewed.
(P) Hedging Positions. The ISDA Master Agreement dated as of July 21, 2005 between Wells Fargo Bank, N.A. and Seller (“ISDA Master Agreement”) is the only agreement that has been entered into by Seller covering Hedge Obligations with respect to the Properties. All commodity hedge positions burdening the Properties are subject to the ISDA Master Agreement.
(Q) Environmental Matters. Except as set forth in Schedule 3.3(Q): (i) during the period of time that the Companies have owned or had an interest in the Properties, the Properties and each Company and their respective operations are and have been in compliance with Environmental Laws in all material respects; (ii) the Companies possess, and are in compliance in all material respects with, all Permits required under Environmental Laws for their operations as presently conducted and such Permits are in the name of the proper entity and will remain in full force until Closing; (iii) the Properties and each Company and their respective operations are not subject to any pending or, to the Knowledge of the Companies, threatened Environmental Claims, nor have the Companies received any notice of violation, noncompliance, or enforcement or any notice of investigation or remediation from any Governmental Authority pursuant to Environmental Laws; (iv) during the period of time that the Companies have owned or had an interest in the Properties, there has been no Release of Hazardous Materials on or from the Properties or from or in connection with the operations of the Companies in violation of any Environmental Laws or in a manner that could give rise to any remedial or corrective action obligations pursuant to Environmental Laws; and (v) the Companies have made available for inspection by Purchaser complete and correct copies of all environmental assessment and audit reports and studies and all correspondence addressing environmental obligations relating to the business and operations of the Companies and the Properties that are in the possession of any of the Companies.
(R) Preferential Rights. Except as disclosed in Schedule 3.3(R), there are no preferential rights of purchase or consents to assign in favor of third parties with respect to any of the Properties and no consents to transfers thereof are required.
(S) Material Information. In connection with Purchaser’s due diligence review, Seller has provided Purchaser with all material information in Seller’s possession, and, to Seller’s Knowledge, Seller has not failed to provide Purchaser with any material information that could reasonably be expected to result in a Material Adverse Effect.
ARTICLE IV
DISCLAIMER
     EXCEPT AS SET FORTH IN THIS AGREEMENT, SELLER WILL CONVEY TO PURCHASER THE INTERESTS WITHOUT ANY EXPRESS, STATUTORY, OR IMPLIED WARRANTY OR REPRESENTATION OF ANY KIND FROM SELLER OR ANY OF ITS AFFILIATES, INCLUDING WARRANTIES OR REPRESENTATIONS RELATING TO (I) THE COMPANIES, (II) TITLE OF EACH COMPANY IN AND TO THE PROPERTIES AND OTHER ASSETS (“COMPANY PROPERTIES”), (III) THE CONDITION OF THE COMPANY PROPERTIES, (IV) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OF THE COMPANY PROPERTIES, (V) ANY IMPLIED OR EXPRESS WARRANTY OF THE FITNESS OF THE COMPANY PROPERTIES FOR A PARTICULAR PURPOSE, (VI) ANY IMPLIED OR EXPRESS

WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (VII) ANY AND ALL OTHER IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW NOW OR HEREAFTER IN EFFECT, OR (VIII) ANY IMPLIED OR EXPRESS WARRANTY REGARDING COMPLIANCE WITH ANY APPLICABLE ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT, OR PROTECTION OF THE ENVIRONMENT OR HEALTH. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, IN PURCHASING THE INTERESTS PURCHASER ACCEPTS THE COMPANY PROPERTIES “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS SET FORTH IN THIS AGREEMENT, SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO (A) THE AMOUNT, VALUE, QUALITY, QUANTITY, VOLUME, RECOVERABILITY OR DELIVERABILITY OF ANY OIL, GAS, OR OTHER MINERALS OR RESERVES IN, UNDER, OR ATTRIBUTABLE TO COMPANY PROPERTIES, (B) THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY, OR ENVIRONMENTAL CONDITION OF THE COMPANY PROPERTIES, (C) THE GEOLOGICAL OR ENGINEERING CONDITION OF THE COMPANY PROPERTIES OR ANY VALUE THEREOF OR (D) THE ACCURACY, COMPLETENESS, OR MATERIALITY OF ANY DATA, INFORMATION, OR RECORDS FURNISHED TO PURCHASER IN CONNECTION WITH THE COMPANIES OR THE COMPANY PROPERTIES. PURCHASER ACKNOWLEDGES AND AGREES TO THE FOREGOING AND THAT THE FOREGOING DISCLAIMER IS “CONSPICUOUS.”
ARTICLE V
COVENANTS OF PURCHASER AND SELLER
5.1	General. If any time after the Closing any further action is necessary or desirable to carry out this Agreement’s purposes, each Party will take such further action (including executing and delivering any further instruments and documents, obtaining any permits and consents and providing any reasonably requested information) as any other Party may reasonably request, all at the requesting Party’s sole cost and expense (unless the requesting Party is entitled to indemnification therefor under Article X).

5.2	Confidentiality. Each Company, Seller and Purchaser will cause each of its respective Affiliates, directors, officers, employees, agents, representatives and similarly situated persons to (i) treat and hold as confidential, and not use or disclose, all of the information possessed by such person concerning the negotiation or existence and terms of this Agreement and the business affairs of each Company, Seller and Purchaser (“Confidential Information”), except for (a) disclosures to the person’s professional advisors, the actions for which the disclosing person will be responsible and (b) disclosures required for such person to perform obligations it may have under this Agreement, and (ii) deliver or destroy promptly at the request and option of the person originally providing the information, all tangible embodiments (and all copies) of the Confidential Information which are in the possession of the person to whom the request is addressed. If any person subject to these confidentiality provisions is ever requested or required (by oral or written question or request for information or documents in any Action) to disclose any Confidential Information, that person will notify the other Parties promptly of the request or requirement so that the other parties may seek an appropriate protective Order or waive compliance with this Section 5.2.
5.3	Transition Services Agreement. During the Interim Period, Purchaser, Blacksand Energy, Inc., a Texas corporation (“Blacksand Energy”) and Seller shall use their reasonable best efforts to negotiate a Transition Services Agreement, in the form attached hereto as Schedule 5.3 (the “Service Agreement”), which Blacksand Energy and the Purchaser will execute and deliver at Closing. The Services Agreement will set forth the terms and conditions under which Blacksand Energy will provide operational and advisory services to Purchaser subsequent to Closing related to the operation of the Properties.

5.4	Aera Exchange Agreement. Purchaser acknowledges that Seller is currently in negotiations with Aera Energy LLC, a California limited liability company (“Aera”), pursuant to which Blacksand Partners will receive oil and gas interests in certain of the Properties (the “Exchange”), the terms and conditions of such proposed Exchange being more fully described on Schedule 5.4 attached hereto. Purchaser further acknowledges that should an agreement governing the Exchange be entered into by Aera and Seller, and the transactions contemplated thereunder be consummated, prior to December 31, 2006, Purchaser shall pay to Seller the consideration due Seller as determined in such agreement (the “Exchange Contingent Payments”). The method for calculating the Exchange Contingent Payments is set forth on Schedule 5.4 attached hereto. Purchaser hereby covenants that during the Interim Period and subsequent to the Closing Date, it will act in good faith in assisting the Seller with (i) the negotiation of a definitive agreement with Area governing the Exchange and (ii) the consummation of the transactions thereunder; provided, however, that (A) Purchaser shall have sole discretion to approve the form and substance of all transaction documents related to the Exchange and (B) the Exchange will be completed at the Purchaser’s sole discretion.

5.5	Public Announcements. The Parties shall consult with each other prior to the release of any press releases and other announcements concerning this Agreement or the Transaction, and neither Party shall issue any such press release or other publicity without the prior written consent of the other Party, except as may be required by Law, in which case, written notice shall still be required to be given to the non-announcing Party prior to such announcement.

5.6	Tax Matters. Purchaser shall be solely responsible, and shall indemnify and hold Seller and its Affiliates harmless, for any and all sales or transfer taxes or fees (including related penalty, interest or legal costs) imposed by virtue of this Transaction.

5.7	Prorated Revenues and Expenses Related to the Properties. The Parties hereby agree to act in good faith and use their use their reasonable best efforts to ensure that each Party pays its proper share of expenses and receives the proceeds to which it is entitled in accordance with Section 2.6(A)-(C) hereof.

ARTICLE VI
COVENANTS OF SELLER
6.1	Operations. From the date of this Agreement until the Closing (the “Interim Period”), to the extent the Seller and the Companies can exert influence over such matters, the Seller will cause the Companies to, and the Companies will use reasonable commercial efforts to, cause the Properties to be maintained in full force and effect and operated in a good and workmanlike manner and in accordance with the terms and conditions of the applicable oil, gas, and mineral leases, Material Contracts, and all applicable Laws. To the extent Seller can exert influence over such matters, Seller also will cause the Companies to, and the Companies will use their reasonable commercial efforts to, cause the payment in a timely manner of all rentals, royalties, overriding royalties, and other payments due with respect to the Properties during the Interim Period. During the Interim Period, without the prior written consent of Purchaser, Seller shall not cause or permit the Companies to (i) cause the Properties to be developed, maintained or operated in a manner substantially inconsistent with prior operations, (ii) abandon any part of the Properties, (iii) commence any operation on the Properties anticipated to cost, as to such Company’s interest in the Properties, in excess of One Million Dollars ($1,000,000.00) per operation, except emergency operations, operations required under presently existing contractual obligations, the on-going commitments under the AFE’s described in Schedule 6.1, and operations undertaken to avoid any penalty provision of any Material Contract or order (with respect to emergency operations, Seller shall notify Purchaser of said emergency as soon as reasonably practical), or (iv) convey or dispose of any part of the Properties (other than personal property and equipment replaced with items of comparable or superior quality and Hydrocarbons produced from the Properties in the Ordinary Course of Business).

6.2	Contracts. During the Interim Period, Seller will cause each Company not to, without the prior written consent of Purchaser, enter into any agreement amending, modifying, or terminating any of the Material Contracts.

6.3	Defaults. Seller shall give prompt written notice to Purchaser of any notice of material default (or written threat of material default, whether disputed or denied by Seller) received or given by Seller subsequent to the Balance Sheet Date under any instrument or agreement affecting the Properties.

6.4	Indebtedness. Seller shall ensure that any Indebtedness encumbering the Properties or the Interests shall be satisfied at or prior to the Closing Date.

6.5	Hedge Positions. Seller shall terminate the ISDA Master Agreement (along with all Hedge Obligations burdening the Properties) as of the Closing Date.

6.6	Bank Accounts. Prior to the Closing Date, Seller shall close the bank accounts for each Company set forth on Schedule 6.6 and will withdraw and retain all monies held in such accounts.

ARTICLE VII
COVENANTS OF PURCHASER
7.1	Return of Data. If this Agreement is terminated for any reason whatsoever, Purchaser, at Seller’s request, shall return promptly to the Seller or the relevant Company all information and data furnished to Purchaser, its officers, employees, and representatives in connection with this Agreement or Purchaser’s investigation of the Interests or Properties, and Purchaser shall not retain any copies of such information or data.

7.2	Efforts. Purchaser shall use its reasonable commercial efforts to cause its representations and warranties under this Agreement to be true and correct on and as of the Closing.

7.3	Assumption. Purchaser will, at Closing, be deemed to have assumed any and all duties, liabilities and obligations of Seller under each of the Company Agreements, whether arising before, on or after the Effective Date.

7.4	Letters of Credit. Within fourteen (14) days of the Closing Date, Purchaser shall secure standby letters of credit, or other another form of credit support instrument acceptable to the counterparty, to replace those set forth on Schedule 7.4 in order to support all plugging and abandonment obligations related to the Properties.
ARTICLE VIII
CONDITIONS OF SELLER TO CLOSING
     The obligations of Seller to consummate the Transaction are subject, at the option of Seller, to the fulfillment on or prior to the Closing Date of each of the following conditions:
8.1	Representations. The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of such date; provided, however, that for purposes of this Section 8.1, all qualifications relating to materiality contained in such representations and warranties shall be disregarded.

8.2	Performance. Purchaser shall have performed all obligations, covenants, and agreements hereunder and shall have complied with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing.

8.3	Officer’s Certificate. Purchaser shall have delivered to Seller a certificate of its authorized officer, dated as of the Closing Date, in the form attached hereto as Schedule 8.3, certifying on behalf of Purchaser that the conditions set forth in Sections 8.1 and 8.2 have been fulfilled.

8.4	Governmental Consents. Purchaser shall have received all consents, authorizations, waivers, and approvals required to be obtained prior to the Closing by any Governmental Authority under any applicable Law concerning the Transaction, except those approvals, waivers or consents that are customarily obtained after Closing.

8.5	Pending Matters. No suit, action, or other proceeding by a Governmental Authority shall be pending, or to Seller’s Knowledge, threatened which seeks substantial damages from Seller in connection with, or seeks to restrain, enjoin, or otherwise prohibit, the consummation of the Transaction, and no suit, action or other proceeding by any Person shall be pending which makes the consummation of the Transaction illegal.

8.6	Transition Services Agreement. Purchaser shall have executed and delivered the Services Agreement.
ARTICLE IX
CONDITIONS OF PURCHASER TO CLOSING
     The obligations of Purchaser to consummate the Transaction are subject, at the option of Purchaser, to the fulfillment on or prior to the Closing Date of each of the following conditions:
9.1	Representations. The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of such date; provided, however, that for purposes of this Section 9.1, all qualifications relating to materiality contained in such representations and warranties shall be disregarded.

9.2	Performance. Seller shall have performed in all material respects all obligations, covenants, and agreements hereunder and shall have complied in all material respects with all covenants and conditions contained in this Agreement to be performed or complied with by Seller at or prior to the Closing.

9.3	Officer’s Certificate. Seller shall have delivered to Purchaser a certificate of its authorized officer, dated as of the Closing Date, in the form attached hereto as Schedule 8.3, certifying on behalf of Seller that the conditions set forth in Sections 9.1 and 9.2 have been fulfilled.

9.4	Satisfaction of Indebtedness. Seller shall have paid off any Indebtedness encumbering the Properties or the Interests and shall have delivered, or caused to be delivered, to Purchaser releases of all Encumbrances against the Properties and the Interests created under or pursuant to instruments relating to any applicable Indebtedness in form and substance reasonably satisfactory to Purchaser.

9.5	Termination of Master ISDA Agreement. Seller shall have terminated the ISDA Master Agreement and shall have delivered, or caused to be delivered, to Purchaser evidence of such termination. In addition, Seller shall have delivered to Purchaser a statement provided by Wells Fargo Bank, NA evidencing the amount calculated by Wells Fargo Bank, NA in order for Seller to fully satisfy and terminate its obligations under the ISDA Master Agreement.

9.6	Governmental Consents. Seller shall have received all consents, authorizations, waivers, and approvals required to be obtained prior to the Closing by any Governmental

Authority under any applicable Law concerning the Transaction, except those approvals, waivers or consents that are customarily obtained after the Closing.
9.7	Pending Matters No suit, action, or other proceeding by a Governmental Authority shall be pending or, to the best of Purchaser’s knowledge, threatened which seeks substantial damages from Purchaser in connection with, or seeks to restrain, enjoin, or otherwise prohibit, the consummation of the Transaction, and no suit, action or other proceeding by any Person shall be pending which makes the consummation of the Transaction illegal.

9.8	Transition Services Agreement. Seller shall have caused the Services Agreement to be executed and delivered by Blacksand Energy.

9.9	No Material Adverse Effect. No Material Adverse Effect on the Companies, taken as a whole, shall have occurred or be continuing.

9.10	Management Services Agreement. Seller shall have caused that certain Management Services Agreement dated July 21, 2005 by and between Blacksand GP, Seller and Blacksand Energy to be terminated.
ARTICLE X
INDEMNIFICATION
10.1	Survival of Representations, Warranties and Covenants. Except for the Parties’ agreements, representations, warranties and covenants contained in Sections 2.6(A), 2.6(B), 2.6(C), 3.1(A), 3.1(C), 3.2(B), 3.3(N), 3.3(S), 5.1, 5.2, 5.4, 5.5, 5.6, 5.7, 7.3 and 7.4, which shall terminate on March 31, 2007, all representations, warranties and covenants will terminate at Closing.

10.2	Indemnification Provisions for Seller’s and the Companies’ Benefit. “Damages” means all losses, damages and other costs and expenses of any kind or nature whatsoever, whether known or unknown, contingent or vested, matured or unmatured, and whether or not resulting from third-party claims, including costs (including reasonable fees and expenses of attorneys, other professional advisors and expert witnesses and the allocable portion of the relevant person’s internal costs) of investigation, preparation and litigation in connection with any Action or threatened Action. Purchaser will indemnify and hold Seller and each Company and their Affiliates, and their respective officers, directors, managers, employees, agents, representatives, controlling persons, stockholders and similarly situated persons, harmless from and against all Damages directly or indirectly, resulting from, relating to, arising out of or attributable to any of the following: (i) any breach, violation or default by Purchaser of any covenant, agreement or obligation of Purchaser in this Agreement and (ii) any event arising from or relating to the ownership of the Interests and the Properties.

10.3	Indemnification Claim Procedures.
(A) If any Action is threatened or commenced that may give rise to a claim for indemnification (an “Indemnification Claim”) by any party entitled to indemnification under this Agreement (each, an “Indemnified Party”) against any party obligated to indemnify an Indemnified Party (an “Indemnitor”), then such Indemnified Party will promptly give notice to the Indemnitor. Failure to notify the Indemnitor will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent the defense of such Action is materially and irrevocably prejudiced by the Indemnified Party’s failure to give such notice. An Indemnitor may elect at any time to assume and thereafter conduct the defense of the Indemnification Claim with counsel of the Indemnitor’s choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnitor will not approve of the entry of any judgment or enter into any settlement with respect to the Indemnification Claim without the Indemnified Party’s prior written approval, which approval shall not be unreasonably withheld. Until an Indemnitor assumes the defense of the Indemnification Claim, the Indemnified Party may defend against the Indemnification Claim in any manner the Indemnified Party reasonably deems appropriate. If the Indemnified Party gives an Indemnitor notice of an Indemnification Claim and the Indemnitor does not, within ten (10) days after such notice is given, give notice to the Indemnified Party of its election to assume the defense of such Indemnification Claim and thereafter promptly assume such defense, then the Indemnitor will be bound by any judicial determination made with respect to such Indemnification Claim or any compromise or settlement of such Indemnification Claim effected by the Indemnified Party.
(B) A claim for any matter not involving a third party may be asserted by notice to the party from whom indemnification is sought.
10.4	Indemnification Despite Negligence. It is the express intention of the Parties hereto that each party to be indemnified pursuant to this Article X or other provision of this Agreement shall be indemnified and held harmless from and against all Damages as to which indemnity is provided for under this Article X or other provision, notwithstanding that any such Damages arise out of or result from the ordinary, strict, sole or contributory negligence of such Party and regardless of whether any other party is or is not also negligent. The Parties hereto acknowledge that the foregoing complies with the express negligence rule and is conspicuous.

10.5	Limitations on Damages. Notwithstanding anything to the contrary in this Agreement, neither Party shall be liable to the other Party for any incidental, consequential, indirect, punitive, special or exemplary Damages; provided that any incidental, consequential, indirect, punitive, or exemplary Damages recovered by a third party (including a Governmental Authority, but excluding any Affiliate of any Party) against a party entitled to indemnity pursuant to this Article X shall be included in the Damages recoverable under such indemnity.
ARTICLE XI
TERMINATION; REMEDIES
11.1	Termination

(A) Termination of Agreement. This Agreement and the Transaction may be terminated at any time prior to the Closing:
(1) By the mutual consent of Seller and Purchaser.
(2) By Seller or Purchaser, if the Closing has not occurred by the close of business on August 15, 2006.
(3) By Seller if any condition specified in Article VIII has not been satisfied on or before the Closing Date, and shall not theretofore have been waived by Seller; provided, however, that the failure to consummate the Transaction on or before such date did not result from the failure by Seller to fulfill any undertaking or commitment provided for herein on the part of Seller that is required to be fulfilled on or prior to the Closing.
(4) By Purchaser if any condition specified in Article IX has not been satisfied on or before the Closing Date, and shall not theretofore have been waived by Purchaser; provided, however, that the failure to consummate the Transaction on or before such date did not result from the failure by Purchaser to fulfill any undertaking or commitment provided for herein on the part of Purchaser that is required to be fulfilled on or prior to the Closing.
(5) If, prior to the Closing Date, in performing its due diligence review under Section 2.4, (i) Purchaser discovers one or more breaches of Seller’s or the Companies’ representations and warranties set forth in Sections 3.1 and 3.3, respectively, that would reduce the value of the Companies and result in Damages to Purchaser that in the aggregate would exceed the Breach Threshold Amount and (ii) Seller is unable to cure all or a portion of such breaches prior to the Closing Date such that the aggregate value of the breaches still exceed the Breach Threshold Amount; provided, however, that no such termination shall occur unless Purchaser notifies Seller of any such breaches within five (5) business days prior to Closing and Seller is given a reasonable opportunity to cure such breaches.
(B) Resolution of Disputes Regarding Termination. If a dispute arises between the Parties as to matters that Purchaser claims to be breaches triggering the termination of the Agreement under Section 11.1(A)(5), the provisions of Section 12.5(B)-(F) shall apply to resolve such dispute.
(C) Effect of Termination. In the event of termination of this Agreement by Seller, on the one hand, or Purchaser, on the other hand, pursuant to Section 11.1(A)(3) or 11.1(A)(4), written notice thereof shall forthwith be given by the terminating Party or Parties to the other Party or Parties hereto, and this Agreement shall thereupon terminate; provided, however, that following such termination Purchaser will continue to be bound by its obligations set forth in Section 7.1 and each Party shall continue to be subject to the terms of Sections 5.2 and 12.5. If this Agreement is terminated as provided herein all filings, applications and other submissions made to any Governmental Authority shall, to the extent practicable, be withdrawn from the Governmental Authority to which they were made.
11.2	Remedies.
(A) Seller’s Remedies. Notwithstanding anything herein provided to the contrary, if this Agreement is not terminated by Purchaser pursuant to Section 11.1(A) and Purchaser fails to satisfy on or prior to the Closing Date the conditions to Closing set forth in any of Sections 8.1, 8.2, 8.3, 8.4 or 8.6 and such conditions are not waived by Seller, then Seller, at its sole option, may (i) enforce specific performance of this Agreement or (ii) terminate this Agreement in accordance with Section 11.1(A)(3) and, without waiving or releasing Purchaser’s obligations under Sections 5.2 and 7.1, retain the Performance Deposit. The retention of the Performance Deposit by Seller upon a termination under Section 11.1(A)(3) shall in no way limit any other remedies available to Seller at law or in equity            as a result of such termination. Without waiving or releasing Purchaser from any of its other representations, warranties, covenants and agreements contained herein, specific performance with respect to Section 8.3 shall not require Purchaser to make a false statement in the officer’s certificate of Purchaser.
(B) Purchaser’s Remedies. Notwithstanding anything herein provided to the contrary, if this Agreement is terminated pursuant to Sections 11.1(A)(1) or 11.1(A)(2) or terminated by Purchaser in accordance with Sections 11.1(A)(4) or 11.1(A)(5), Seller shall return the Performance Deposit within three (3) business days following such termination. Except with respect to a termination pursuant to Section 11.1(A)(4), such remedy shall be Purchaser’s sole and exclusive remedy for such termination, all other remedies being expressly waived by Purchaser. Without waiving or releasing Seller from any of its other representations, warranties, covenants and agreements contained herein, specific performance with respect to Section 9.3 shall not require Seller to make a false statement in the officer’s certificate of Seller.
ARTICLE XII
MISCELLANEOUS
12.1	Entire Agreement. This Agreement, together with the other Transaction Documents and all schedules, exhibits, annexes or other attachments hereto or thereto, and the certificates, documents, instruments and writings that are delivered pursuant hereto or thereto, constitutes the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

12.2	No Third Party Beneficiary. Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any person other than Purchaser, Seller, and the Companies.

12.3	Assignment; Binding Effect. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, and any such assignment by a Party without prior written approval of the other Parties will be deemed invalid and not binding on such other Parties. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, inure to the benefit of and are enforceable by, the Parties and their respective successors and permitted assigns.

12.4	Notices. All notices, requests and other communications provided for or permitted to be given under this Agreement must be in writing and must be given by personal delivery, by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, or by facsimile transmission, to the intended recipient at the address set forth for the recipient below (or to such other address as any Party may give in a notice given in accordance with the provisions hereof). All notices, requests or other communications will be effective and deemed given only as follows: (i) if given by personal delivery, upon such personal delivery, (ii) if sent by certified or registered mail, on the fifth business day after being deposited in the United States mail, (iii) if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery, or (iv) if sent by facsimile, upon the transmitter’s confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient’s time zone) on a business day, or is received on a day that is not a business day, then such notice, request or communication will not be deemed effective or given until the next succeeding business day. Notices, requests and other communications sent in any other manner, including by electronic mail, will not be effective.
If to Purchaser:
Linn Energy, LLC
650 Washington Road, 8th Floor
Pittsburgh, Pennsylvania 15228
Attention: Roland P. Keddie
Facsimile No.: 412-440-1499
With a copy to:
Vinson & Elkins LLP
1001 Fannin Street
2300 First City Tower
Houston, Texas 77002
Attention: Thomas P. Mason
Facsimile No.: 713-615-5320
If to Seller:
Blacksand Energy, LLC
1801 Broadway, Suite 550

Denver, CO 80202
Attn: Timothy Collins
Facsimile No.: 303-308-0582
With a copy to:
Blacksand Energy, LLC
1801 Broadway, Suite 550
Denver, CO 80202
Attn: Karen Rogers
Facsimile No.: 303-308-0582
Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana St.
44th Floor
Houston, TX 77002
Attn: Michael P. Donaldson
Facsimile No.: 713-236-0822
12.5	Specific Performance; Dispute Resolution.
(A) Each Party acknowledges and agrees that the other Parties would be irreparably damaged if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each Party agrees that the other Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to specifically enforce this Agreement and its terms and provisions in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties in the matter, subject to Section 12.5(B) through (F) and Section 12.7, in addition to any other remedy to which such Party may be entitled, at law or equity.
(B) In the event of the existence of a dispute or disagreement arising out of, or relating to, the formation, interpretation, performance or breach of the Transaction Documents or any amendment thereto, a Party shall submit its basis for such dispute or disagreement in writing to the other Parties and the other Parties shall respond in writing to such written notice within 14 days after receiving the written notice. Thereafter, the Parties shall enter into good faith negotiations in an attempt to resolve the dispute or disagreement. All negotiations and written statements conducted or made pursuant to this Section 12.5(B) are confidential and shall be treated as compromise and settlement negotiations for purposes of the U.S. Federal Rules of Evidence and state rules of evidence. If the Parties reach agreement pertaining to any dispute pursuant to the procedures set forth in this Section 12.5(B), such agreement shall be reduced to writing, signed by all Parties and shall be final and binding upon all Parties.
(C) If any dispute shall not have been resolved through the use of the procedures specified in Section 12.5(B) above 60 days after the initial written submission of the issue by one Party to the other Parties, then the dispute shall, unless the Parties otherwise agree, be submitted to and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, now in effect, except to the extent modified herein. Unless the Parties shall mutually agree otherwise, any arbitration hearing shall be held in Houston, Texas. Further, unless the Parties shall mutually agree otherwise, the rules of evidence of the State of Texas shall govern the discovery and presentation of evidence for any arbitration hearing. Judgment on the award rendered may be entered in any court having jurisdiction thereof. The arbitrator shall not be empowered to award punitive or exemplary damages.
(D) If, within 30 days after receipt of notice that a Party has referred a dispute or disagreement to arbitration, the Parties shall select a sole arbitrator to arbitrate the dispute (who will be neutral), provided that if an agreement cannot be reached on an arbitrator within 30 days after the need therefor, the said arbitrator shall be appointed by the American Arbitration Association. Unless otherwise determined by the arbitrator, the Parties shall bear their respective costs incurred in connection with the procedures described in this Section 12.5, except that the Parties shall share equally the fees and expenses of the arbitrator. The Parties shall require the arbitrator to make a decision within 120 days after the appointment of such arbitrator; provided, however, that such time period shall be extended (but not beyond an additional 150 days) as reasonably necessary to complete discovery so long as the Party or Parties conducting such discovery are proceeding with reasonable diligence towards completion thereof.
(E) The procedures specified in this Section 12.5 shall be the sole and exclusive procedures for the resolution of disputes; provided, however, a Party, without prejudice to the mandatory procedures of this Section 12.5, may file a complaint for purposes of tolling the statute of limitations, or seek a preliminary injunction or other provisional judicial relief, if in its sole judgment such action is necessary to avoid irreparable damage or to preserve the status quo. Notwithstanding such action, the Parties will continue to participate in good faith in the procedures specified in this Section 12.5.
(F) All applicable statutes of limitation and defenses based upon the passage of time shall be tolled while the procedures specified in this Section 12.5 are pending. The Parties will take such action, if any, required to effectuate such tolling.
12.6	Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

12.7	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any choice of law principles.

12.8	Amendment; Extensions; Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of any amendment, by each Party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. Each waiver of a right hereunder does not extend beyond the specific event or circumstance giving rise to the right. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence. Neither the failure nor any delay on the part of any Party to exercise any right or remedy under this Agreement will operate as a waiver thereof, nor does any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.
12.9	Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided, however, that if any provision of this Agreement, as applied to any Party or to any circumstance, is judicially determined not to be enforceable in accordance with its terms, the Parties agree that the court judicially making such determination may modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its modified form, such provision will then be enforceable and will be enforced.

12.10	DTPA. To the extent applicable to the Transaction or any portion thereof, Purchaser waives the provisions of the Texas Deceptive Trade Practices Act, Chapter 17, Subchapter E, Sections 17.41 through 17.63, inclusive (other than Section 17.555, which is not waived), of the Texas Business and Commerce Code. In connection with such waiver, Purchaser hereby represents and warrants to Seller that Purchaser (i) is in the business of seeking or acquiring by purchase or lease, goods, or services, for commercial or business use, (ii) has assets of $5,000,000 or more according to its most recent financial statement, (iii) has knowledge and experience in financial and business matters that enable it to evaluate the merits and risks of the Transaction and (iv) is not in a significantly disparate bargaining position.

12.11	Expenses. Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the Transaction, including all fees and expenses of agents, representatives, financial advisors, brokers, legal counsel and accountants.

12.12	Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement will become effective when one or more counterparts have been signed by each Party and delivered to the other Parties.

12.13	Construction. This Agreement has been freely and fairly negotiated among the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” The word “person” includes individuals, entities and Governmental Authorities. Pronouns in masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words

“this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The Parties intend that each representation, warranty and covenant contained herein will have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

12.14	Change of Name. Seller will have the right to change the name of each Company prior to Closing and, if it exercises this right, will register the change of name with the appropriate Governmental Authorities. If Seller does not exercise this right, Purchaser shall eliminate the use of “Blacksand” in each Company’s name promptly following Closing, either through a merger of each Company into another Person, dissolution of each Company or direct change of name, and shall provide Seller evidence of such elimination. As promptly as practicable, but in any case no later than December 31, 2006, Purchaser shall eliminate (and provide Seller evidence of such elimination) the name “Blacksand” and any variants thereof from the Properties and any activities in connection therewith and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates. Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the Transaction, including all fees and expenses of agents, representatives, financial advisors, brokers, legal counsel and accountants.

12.15	Schedules. The Company has or may have set forth information on a schedule in a section thereof that corresponds to the Section of this Agreement to which it relates. A matter set forth in one section of a schedule need not be set forth in any other schedule so long as its relevance to such other section of the schedule or section of the Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The Parties acknowledge and agree that (a) the schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Purchaser; (b) the disclosure by Seller of any matter in the schedules shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or would have a Material Adverse Effect; and (c) the disclosure by Seller of any matter in the schedules relating to any possible breach or violation of any Law or Contract shall not be construed as an admission or indication that any such breach or violation exists or has actually occurred.
[SIGNATURE PAGE TO FOLLOW]

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PURCHASER: LINN ENERGY, LLC
By:	/s/ Kolja Rockov
Kolja Rockov
Executive Vice President & Chief Financial Officer

SELLER: BLACKSAND ENERGY, LLC
By:	/s/ Timothy Collins
Timothy Collins
President

Signature Page

INDEX OF SCHEDULES
SCHEDULE 2.5(A)(i): Form of Assignment of Interest in Limited Liability Company
SCHEDULE 2.8: Allocation of Closing Purchase Price
SCHEDULE 3.3(D): Financial Statements
SCHEDULE 3.3(E): Subsequent Events
SCHEDULE 3.3(H): Tax Jurisdictions
SCHEDULE 3.3(I): Properties
SCHEDULE 3.3(J): Intellectual Property
SCHEDULE 3.3(K): Material Contracts
SCHEDULE 3.3(L): Litigation
SCHEDULE 3.3(M): Policies
SCHEDULE 3.3(O): Permits
SCHEDULE 3.3(Q): Environmental Matters
SCHEDULE 3.3(R): Preferential Rights
SCHEDULE 5.3: Transition Services Agreement
SCHEDULE 5.4: Aera Exchange Agreements Agreement
SCHEDULE 6.1: AFE
SCHEDULE 6.6: Bank Accounts
SCHEDULE 7.4: Letters of Credit
SCHEDULE 8.3: Officer’s Certificate